(212) 701-3139

January 18, 2006

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549-7010

Re:	Koppers Holdings Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 9, 2006
File No. 333-128250

Dear Ms. Long:

Koppers Holdings Inc. (formerly known as KI Holdings Inc.) (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 4 (“Amendment No. 3”) to its Registration Statement on Form S-1 (File No. 333-128250) (the “Registration Statement”). The amendment sets forth the Company’s responses to the comments contained in your letter dated January 12, 2006 relating to the Registration Statement. Four clean copies of Amendment No. 4, and four copies which are marked to show changes from Amendment No. 3 to the Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the responses are to pages in the marked copy of Amendment No. 4.

Set forth below are the comments of the staff of the Commission (the “Staff”) contained in your letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 4 of the requested disclosure.

Pamela Long

Assistant Director

January 18, 2006

General

1.	Please file the remaining exhibits, including the underwriting agreement, with your next amendment. You should also provide us with confirmation from NASD that there are no objections to the underwriting compensation.

The Company has filed the remaining exhibits with Amendment No. 4. The Company will arrange to have the NASD contact the Staff prior to effectiveness to confirm that there are no objections to the underwriting compensation.

Gatefolds

2.	Please identify more clearly how your products are used in the “end market” products depicted in the gatefold.

The Company has complied with this comment by revising the artwork to identify more clearly how the Company’s products are used in the “end market” products depicted in the gatefold.

Summary Historical Consolidated Financial Date, page 8 and Selected Historical Consolidated Financial Date, page 31

3.	Please present net income (loss) attributable to common stockholders and cash dividends declared per preferred share for each period presented.

The Company has complied with this comment by revising “Summary Historical Consolidated Financial Data” on page 8 and “Selected Historical Consolidated Financial Date” on page 32 to present net income (loss) attributable to common stockholders and cash dividends declared per preferred share for each period presented.

Dilution, page 30

4.	Please explain to us how you determined net tangible book value before and after the offering. Please be advised that it appears to us that net tangible book value before the offering should be adjusted for dividends subsequent to September 30, 2005 and net tangible book value after the offering should be adjusted for all of the items identified in note (5) and on page 27.

Pamela Long

Assistant Director

January 18, 2006

The Company has complied with this comment by revising the Dilution Table on page 31 of Amendment No. 4. Net tangible book value (deficit) before the offering of $(269.5) million includes historical stockholders’ deficit of $(198.5) at September 30, 2005, adjusted for dividends of $11.3 million subsequent to September 30, 2005 and intangible assets of $59.7 million. Net tangible book value (deficit) after the offering of $(158.7) million includes As Adjusted stockholders deficit from the Capitalization Table of $(102.6) million less pro forma intangible assets of $56.1 million. As such, net tangible book value after the offering has been adjusted for all items identified in note (5) on page 28 of Amendment No. 4.

5.	Please explain to us how you determined the number of shares purchased by existing shareholders. Based on the number of shares of common stock that will be outstanding after the offering, it appears to us that this number should be revised. In addition, please explain to us how you determined the amount of total consideration paid by existing shareholders, including how you considered dividends.

The Company has complied with this comment by revising page 31 of Amendment No. 4. The Company has revised the disclosure to make clear that, consistent with Item 506 of Regulation S-K, the dilution table gives effect to purchases of shares made in the last five years. Disclosure has also been added indicating that the table gives effect to shares acquired in the last five years as a result of exercises of options granted prior to the last five years and that the purchase price was determined based on the consideration paid in cash by selling shareholders and was not reduced by the amount of dividends received.

Consolidated Financial Statements, page F-1

Earnings Per Share

6.	Based on your earnings per share calculations, we assume that the convertible preferred stock does not participate in undistributed earnings (losses). Please confirm and disclose under senior convertible preferred stock on page F-39 or demonstrate how your calculations comply with EITF 3-6. In addition, it appears to us that the current disclosures related to the dividend rate and conversion term of the preferred stock on page F-39 should be revised.

Pamela Long

Assistant Director

January 18, 2006

The Company confirms that the convertible preferred stock does not participate in undistributed (losses) and has revised disclosures on pages F-8 and F-39 of Amendment No. 4 to reflect this.

The Company has complied with the comment regarding current disclosures related to the dividend rate and conversion term of the preferred stock by revising page F-39 of Amendment No. 4.

7.	Based upon the information provided, we are unable to recalculate basic and diluted earnings per share for the year ended December 31, 2004. Please advise or revise as appropriate.

The earnings per share calculation consists of net income (loss) to common shareholders of $67,865,000 divided by actual weighted average common shares of 2,932,000, which equals the basic and diluted earnings (loss) per common share of $(23.15) disclosed in Amendment No. 4. As discussed and agreed to with the Staff during the Company’s Friday, January 13, 2006 telephonic conversation with the Staff, it appears the question resulted from attempting to calculate earnings per share using rounded information.

Stock-Based Compensation, page F-32

8.	Please revise your table to include pro forma basic and diluted earnings per share as required by paragraph 2e of SFAS 148, Accounting for Stock-Basis Compensation – Transition and Disclosure. In addition, please revise the notes to your interim financial statements to include the disclosures required by paragraph 3j of SFAS 148.

The Company has complied with this comment by revising page F-32 of Amendment No. 4 to include pro forma basic and diluted earnings per share. Consistent with the Company’s Friday, January 13, 2006 telephonic conversation with the Staff, the Company believes that the impact on the nine months ended 2005 and 2004 ($60,000 and $90,000, respectively) is immaterial to the interim financial statements.

In addition, Amendment No. 4 reflects updating and other changes, including the addition of selling shareholders to the offering.

Comments or questions regarding any matters with respect to the Registration Statement may be directed to the undersigned at (212) 701-3139 or Brian Kelleher at (212) 701-3447.

Very truly yours,

Michael J. Ohler

cc:	Walter W. Turner
Brian H. McCurrie
Steven R. Lacy, Esq.
Richard E. Farley, Esq.
Brian S. Kelleher, Esq.
Sean R. Tierney